FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of January 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___	Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______	No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated January 6, 2003 announcing Registrant's third quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch Yoav Leibovitch Chief Financial Officer

Dated: January 6, 2003

Gilat reports third-quarter 2002 results

Recent major wins in Latin America, Africa lead to significant increase in backlog

Petah Tikva, Israel, January 6, 2003 - Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today reported its results for the quarter ended September 30, 2002. The Company also announced a significant increase in backlog as a result of several major new contracts within the past two months.

Revenues for the third quarter were US$43 million and year-end backlog is expected to increase to approximately US$250 million. Net loss for the third quarter was US$108 million, which included write-offs associated with a partial impairment of GVT notes, inventory adjustment related to current sales level, adjustment for doubtful accounts, final costs associated with the closing of the rStar transaction, and certain transponder termination costs associated with StarBand Communications. Without these impacts and without our share in equity losses in Satlynx and Starband, net loss was US$26.9 million for the quarter.

Gilat Chairman and Chief Executive Officer Yoel Gat said, "Although our top line has been impacted over the past two quarters due to temporary delays in signing certain contracts, we have recently signed several large deals over the past few weeks as we moved to finalize the details of our debt restructuring plan. These major wins are expected to increase backlog to approximately US$250 million, which is comparably higher than 2001 year-end backlog. This increase in backlog is expected to have a positive effect on our revenue and business as we move forward in 2003."

Major new contracts lead to significant increase in backlog -- Major telecommunications companies and governments continue to adopt Gilat's technology and communications solutions

Gilat recently reported several major core-business wins, leading to an expected increase in year-end backlog to approximately US$250 million. From this backlog amount, the Company expects that approximately over US$120 million will turn into revenue during 2003, thus providing a stable base on which to grow revenue from during the upcoming year. Recent new contracts currently in backlog include:

  The Colombian government selected Gilat for two Compartel projects including the installation and operation of 500 telecenters that will provide Internet connectivity and telephony services in cities and towns throughout Colombia and a 3,000-site fixed rural satellite telephony network. Together, the total value of the contracts is approximately US$65 million.

  Brazil's Communications Ministry selected Gilat to provide two-way, satellite Internet service to 3,200 sites nationwide, in a contract worth US$22 million. The satellite communications network, based on Gilat's Skystar 360E(TM) VSAT product, will serve Brazil's new GESAC program that was established to provide Internet access to millions of citizens in 3,200 communities nationwide. It is the first government program of its kind in Brazil.

  China Telecom, one of China's largest telco's, selected Gilat to provide a large-scale DialAw@y IP(TM) satellite rural telephony network to serve more than 1,300 public call offices in Tibet. The contract is worth approximately US$8 million.

  Gilat was selected by Telkom South Africa Limited, the largest telco in Africa, to provide a Skystar 360E satellite hub station and thousands of VSAT terminals, establishing Gilat's satellite-based technology as Telkom SA's broadband VSAT offering. The agreement spans a five-year period reaching a cumulative amount of more than 26,000 units - making it, when completed, one of the largest VSAT networks in the world. Gilat expects to generate approximately US$10 million in revenue by the end of 2003.

  Do it best Corporation selected Gilat's Spacenet subsidiary to provide a high-speed broadband network to serve up to 4,000 retail locations nationwide.

  Star One expanded its broadband satellite network by adding 2,000 SkyBlaster 360 VSAT terminals to its existing network of 3,700 VSAT terminals. The additional VSATs will allow Star One to expand its services of broadband Internet access for consumers and small businesses throughout Brazil.

  Gilat was selected by Artel Communications to provide an additional two-way satellite communications telephony network for use throughout Rwanda. The 400-site DialAw@y IP(TM) network will be deployed evenly throughout the country, each VSAT servicing two public phones using a prepaid (scratch card) system and powered with solar energy.

  Gilat's U.S. subsidiary, Spacenet Inc., was selected by the Texas Department of Health (TDH) to provide a high-speed satellite communications network to support interactive data applications and interactive distance learning (IDL) services to 520 offices throughout the state. TDH will use Gilat's Skystar Advantage(R) VSAT network for its Bureau of Nutrition's Women, Infants and Children (WIC) program.

  Gilat's US subsidiary, Spacenet Inc., was selected by The Steak n Shake Company to deploy a broadband satellite-based IP network at a minimum of 350 Steak n Shake restaurant locations nationwide. Spacenet's Connexstar broadband satellite service will provide Steak n Shake with commercial grade, high-speed, always-on connectivity for critical point-of-sale applications.

Restructuring plan nears closing and date is set for meeting with bondholders and bank lenders to approve plan

Last month, Gilat announced that it has reached agreement with its major bank and holders of a majority of bonds on the details of its debt restructuring plan. The Company is moving forward in anticipation of completing the restructuring plan in first quarter 2003.

"The closing of our debt restructuring plan will be a major milestone for Gilat, positioning the Company on a path of growth in 2003 and beyond, with a significantly improved balance sheet and operating structure," added Gat.

The Company has set a date of February 5, 2003, to hold a final meeting of bondholders and bank lenders to approve its debt restructuring plan as filed with the Israeli District Court in Tel Aviv. The Company also commenced the mailing of proxy information on January 6, 2003, in connection with the upcoming meetings.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL. Skystar Advantage(R), Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contacts:

Tim Perrott, Vice President, Investor Relations
Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheets

US dollars in thousands                                  September 30         December 31
                                                             2002                2001

Assets
Current assets:
Cash and cash equivalents*                                  64,340              97,325
Short-term bank deposits and current maturities of
        long-term bank deposits                              3,376              12,900
Restricted cash                                              3,613               3,520
Accounts receivable:
        Trade                                               70,220             125,059
        Other                                               41,836              46,091
Inventories                                                 88,583             123,372
                                                           -------             -------
Total current assets                                       271,968             408,267
                                                           -------             -------
Investments and non-current receivables:
Restricted cash                                              8,959               9,521
Severance pay fund                                           6,860               5,784
Investments in companies
        and non-current receivables                         63,869              95,891
                                                           -------             -------
                                                            79,688             111,196
                                                           -------             -------
Property, plant and equipment:
Cost                                                       328,877             346,826
Less - accumulated depreciation & amortization             116,189              99,627
                                                           -------             -------
                                                           212,688             247,199
                                                           -------             -------
Other assets and deferred charges - net                     88,750              91,961
                                                           -------             -------
                                                           653,094             858,623
                                                          ========             =======

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank credit                                       1,858               4,664
Current maturities of long term loans                       87,989              25,224
Accounts payable and accruals:
        Trade                                               30,775              46,927
        Accrued expenses                                    37,007              51,737
        Other                                               27,940              30,142
                                                           -------             -------
Total current liabilities                                  185,569             158,694
Convertible subordinated notes                             350,000             350,000
Accrued severance pay                                        8,103               8,831
Long term loans - net of current maturities                 64,253             136,073
Other long-term liabilities                                 14,413              17,066
                                                           -------             -------
Total liabilities                                          622,338             670,664
                                                           -------             -------
Minority interest                                            4,538              10,639
                                                           -------             -------
Shareholders' equity:
Share capital and additional paid in capital               623,567             617,443
Currency translation adjustment                             -5,850             (5,710)
Accumulated deficit                                       -591,499           (434,413)
                                                           -------             -------
                                                            26,218             177,320
                                                           -------             -------
                                                           653,094             858,623
                                                          ========             =======

* Including rStar's cash and cash equivalents of $12.6 million and $31.0 million as of September 30, 2002 and December 31, 2001, respectively.

Gilat Satellite Networks Ltd.
Condensed Consolidated Income (Loss) Statements

                                                                                             rStar consolidated                                            rStar in the equity method
                                                                              Nine Months ended               Three Months ended                Nine Months ended                Three Months ended
US dollars in thousands                                                          September 30                     September 30                     September 30                     September 30
                                                                             2002            2001           2002               2001            2002            2001            2002            2001

Revenues                                                                  166,984         300,001         43,326             81,360         166,930         300,001          43,318          81,360
Cost of revenues                                                          124,983         226,224         37,409             63,926         124,831         226,224          37,409          63,926
Inventory write off                                                        17,808          62,224         17,321             62,224          17,808          62,224          17,321          62,224
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------
                                                                           24,193          11,553        (11,404)           (44,790)         24,291          11,553         (11,412)        (44,790)
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------
Research and development costs:                                                                                                                                   -
Expenses incurred                                                          22,815          37,107          7,453             11,424          22,315          34,892           7,328          10,733
Less - grants                                                               3,060           6,670          1,048              2,499           3,060           6,670           1,048           2,499
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------
                                                                           19,755          30,437          6,405              8,925          19,255          28,222           6,280           8,234
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------

Selling, general and administrative expenses                               61,088          96,004         22,066             32,685          52,899          80,533          18,073          26,822
Provision for doubtful accounts                                            32,082          58,537         19,472             37,064          32,082          58,537          19,472          37,064
Impairment of intangible and tangible asstes                                6,862          93,561          6,862             93,561                          93,561                          93,561
Restructuring charges and other charges                                         -          30,284                            20,290               -          30,284               -          20,290
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------
Operating loss                                                            (95,594)       -297,270        (66,209)          -237,315         (79,945)       (279,584)        (55,237)       (230,761)
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------
Financial expenses - net                                                  (15,331)        -18,164         (5,501)            -4,365         (15,116)        (17,610)         (5,467)         (4,410)
Impairment of investments                                                 (20,271)        (27,521)       (20,271)           (25,521)        (19,865)        (27,521)        (19,865)        (25,521)
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------
Loss before taxes on income                                              (131,196)       (342,955)       (91,981)          (267,201)       (114,926)       (324,715)        (80,569)       (260,692)
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------
Taxes on income (expenses)                                                   (367)           (974)             -               (693)           (338)           (974)             29            (693)
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------
Loss after taxes on income                                               (131,563)       (343,929)       (91,981)          (267,894)       (115,264)       (325,689)        (80,540)       (261,385)
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------
Share in losses of associated companies                                   (28,382)           (252)       (17,573)                 -         (41,822)        (14,508)        (27,890)         (5,454)
Minority Share in losses of a subsidiary                                    2,859           3,984          1,124              1,055               -               -               -
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------
Net loss                                                                 (157,086)       (340,197)      (108,430)          (266,839)       (157,086)       (340,197)       (108,430)       (266,839)
                                                                         ---------       ---------      ---------          ---------       ---------       ---------       ---------       ---------

Earnings per share (in US dollars)            Basic and Diluted             -6.69          -14.56          -4.58             -11.42           -6.69          -14.56           -4.58          -11.42
                                                                         =========       =========      =========          =========       =========       =========       =========       =========
Weighted average number of shares
    used in computation of earnings
    per share (in thousands)                  Basic and Diluted            23,491          23,360         23,689             23,364          23,491          23,360          23,689          23,364
                                                                         =========       =========      =========          =========       =========       =========       =========       =========

*   Consolidated according to US GAAP